

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 28, 2017

Via E-mail
Mr. Curtis Fairbrother
Chairman of the Board and Chief Executive Officer
Acology, Inc.
1620 Commerce St.
Corona, CA 92880

      RE: **Acology, Inc.**
               Form 10-K for the Year Ended December 31, 2016
               Filed April 14, 2017
               File No. 0-29381

Dear Mr. Fairbrother:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                    Sincerely,

                    /s/ John Cash

                    John Cash
                    Accounting Branch Chief
                    Office of Manufacturing and Construction